BofA Securities Prime, Inc.

(SEC ID No. 8-70788)

Balance Sheet

December 31, 2025

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

BofA Securities Prime, Inc.
Table of Contents
December 31, 2025

	Page
Report of Independent Registered Public Accounting Firm	1
Balance Sheet	2
Notes to the Balance Sheet	3



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of BofA Securities Prime, Inc.

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of BofA Securities Prime, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 26, 2026

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us

BofA Securities Prime, Inc.
Balance Sheet
December 31, 2025

(Dollars in thousands except share and per share amounts)

Assets

Cash	$	251,711
Cash segregated for regulatory purposes		10,000
Receivables under securities borrowed transactions		32,649,360
Securities received as collateral, measured at fair value		5,100,696
Interest and other receivables		67,197
Total assets	**$**	**38,078,964**

Liabilities

Payables under securities loaned transactions	$	32,649,360
Obligation to return securities received as collateral, measured at fair value		5,100,696
Interest and other payables		67,296
Loan due to affiliate		8,627
Total liabilities	**$**	**37,825,979**
Contingencies (*Note 7*)		

Stockholder's Equity

Common stock, par value $1 per share; 1,000 shares authorized; 1,000 shares issued and outstanding		1
Paid-in capital		250,000
Retained earnings		2,984
Total stockholder's equity		**252,985**
Total liabilities and stockholder's equity	**$**	**38,078,964**

The accompanying notes are an integral part of the Balance Sheet.

BofA Securities Prime, Inc.
Notes to the Balance Sheet
For the Year Ended December 31, 2025

1. Organization

Description of Business

BofA Securities Prime, Inc. (the "Company" or "BofAS Prime") is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company is also a member firm of the Securities Investor Protection Corporation (SIPC). The Company enters into securities borrowed transactions and securities loaned transactions to facilitate prime brokerage transactions for the customers of BofA Securities, Inc. (BofAS) and for affiliate financing activities.

The Company is a wholly-owned subsidiary of BofAS. BofAS is a wholly-owned direct subsidiary of NB Holdings Corporation (NB Holdings), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America" or the "Parent").

2. Summary of Significant Accounting Policies

Basis of Presentation

The Balance Sheet is presented in conformity with accounting principles generally accepted in the United States of America (GAAP) and are presented in U.S. dollars.

The preparation of the Balance Sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could materially differ from those estimates and assumptions.

Cash Segregated for Regulatory Purposes

The Company maintains relationships with clients and is therefore obligated by rules mandated by its primary regulators, including the SEC, to segregate or set aside cash and/or qualified securities to satisfy these regulations in order to protect customer assets.

Included in Cash segregated for regulatory purposes at December 31, 2025 was $10.0 million of cash that is restricted cash by the Company that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA Rule 15c3-3").

Securities Financing Transactions

Securities borrowed and securities loaned (securities financing transactions) are treated as collateralized financing transactions. Generally, these agreements are recorded at acquisition or sale price plus accrued interest.

The Company's policy is to monitor the market value of the principal amount loaned and obtain collateral from or return collateral pledged to counterparties when appropriate. Securities financing transactions do not create material credit risk due to these collateral provisions; therefore, any allowance for loan losses is insignificant.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Balance Sheet at fair value, representing the securities received, and a liability, representing the obligation to return those securities.

Refer to *Note 6 - Securities Financing Transactions* for further information.

Interest and Other Receivables and Payables

Interest and other receivables include interest receivable on securities borrowed transactions and other receivables. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses which are recorded as a contra-asset against the amortized cost basis of the financial asset.

Interest and other payables include interest payable on securities loaned transactions, income taxes, payables to affiliates, and other payables.

Fair Value

The Company measures the fair values of its assets and liabilities, where applicable, in accordance with accounting guidance that requires an entity to base fair value on exit price. Under this guidance, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Company categorizes its fair value measurements of financial instruments based on this three-level hierarchy.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires

significant management judgment or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

See *Note 5 – Fair Value Measurements* for further information.

Income Taxes

The Company is included in the U.S. federal income tax return and certain state tax returns filed by the Parent. The method of allocating income tax expense is determined under the intercompany tax allocation agreements of Bank of America, which specify that income tax expense will be computed for all Bank of America subsidiaries generally on a separate pro forma return basis, taking into account the tax position of the consolidated group and the Company.

Under these agreements, current income taxes (federal, combined and unitary state), are recorded as income tax receivable and payable due to affiliate which are included on the Balance Sheet within Interest and other payables and Loan due to affiliate and are settled on at least an annual basis.

In accordance with Bank of America's intercompany tax allocation agreements, any new or subsequent change in an unrecognized tax benefit related to Bank of America's state consolidated, combined, or unitary return in which the Company is a member will generally not be reflected in the Company's Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected on the Company's Balance Sheet.

See *Note 8 - Income Taxes* for further discussion of income taxes.

3. Related Party Transactions

The Company enters into securities financing transactions with affiliates to support client activities and affiliate financing activities.

Further, the Company contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management, and other services.

The Company settles certain securities transactions through other affiliated companies on a fully-disclosed basis.

The following table summarizes related party assets and liabilities as of December 31, 2025.

(Dollars in thousands)	
Assets	
Cash	$ 170
Receivables under securities borrowed transactions	32,648,360
Interest and other receivables	67,024
Total assets	**$ 32,715,554**
Liabilities	
Payables under securities loaned transactions	$ 21,703,834
Interest and other payables	67,296
Loans due to affiliates	8,627
Total liabilities	**$ 21,779,757**

The Company has a $1.0 billion uncommitted, unsecured revolving line of credit with NB Holdings maintained in the normal course of business. The credit line is scheduled to mature on August 1, 2026 and may be automatically extended by six months unless NB Holdings provides notice of non-extension at least 180 days prior to the then-applicable maturity date. At December 31, 2025, $8.6 million was outstanding on the line of credit, which is reported as Loan due to affiliate on the Balance Sheet.

4. Risks and Uncertainties

Interest Rate Risk

Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, securities financing transactions and borrowings.

Liquidity Risk

The Company's primary liquidity risk management objective is to meet expected and unexpected cash flow and collateral requirements while continuing to support the Company's business and customers under a range of economic conditions. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains liquidity and access to diverse funding sources, and seeks to align liquidity-related incentives and risks. The Company defines liquidity as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as they arise. In addition, the Company is supported through an uncommitted borrowing arrangement with NB Holdings. See *Note 3 - Related Party Transactions*.

Counterparty Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Cash instruments expose the Company to default risk.

Financial services institutions and other counterparties are interrelated because of funding, clearing or other relationships. Defaults by one or more counterparties, or market uncertainty about the financial stability of one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity disruptions, losses, defaults and related disputes and litigation.

In the normal course of business, the Company finances various customer securities transactions. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. The Company's concentrations of credit risk could adversely affect financial condition.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2025, the Company had indirect exposure to the U.S. government and its agencies resulting from maintaining U.S. government and agencies securities as collateral for securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus, the Company has credit exposure to the U.S. government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. government or its agencies held as collateral for securities borrowed at December 31, 2025 totaled $758.0 million, of which $537.7 million was from affiliated companies.

5. Fair Value Measurements

Under applicable accounting standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments under applicable accounting standards and conducts a review of fair value hierarchy classifications on a quarterly basis. Transfers into or out of a particular level of hierarchy occur when there is a change in the observability or unobservability of the inputs that are significant to the valuation. For more information regarding the fair value hierarchy and how the Company measures fair value, see *Note 2 – Summary of Significant Accounting Policies.*

Valuation Techniques

The following section outlines the valuation methodologies for the Company's assets and liabilities. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2025, there were no significant changes to valuation approaches or techniques that had, or are expected to have, a material impact on the Company's Balance Sheet.

Securities Received as Collateral

The fair values of Securities received as collateral and the corresponding Obligation to return securities received as collateral are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Liquidity is a significant factor in the determination of the fair values of securities received as collateral. Market price quotes may not be readily available for some positions such as positions within a market sector where trading activity has slowed significantly or ceased. Some of these instruments are valued using a discounted cash flow model, which estimates the fair value of the securities using internal credit risk, and interest rate and prepayment risk models that incorporate management's best estimate of current key assumptions such as default rates, loss severity and prepayment rates. Other instruments are valued using a net asset value approach which considers the value of the underlying securities. Underlying assets are valued using external pricing services, where available, or matrix pricing based on the vintages and ratings. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, U.S. Treasury and government agencies principally from reviewing the issuer's financial statements and changes in credit ratings made by one or more rating agencies.

Recurring Fair Value

Assets and liabilities carried at fair value on a recurring basis at December 31, 2025 are summarized in the following table.

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Securities received as collateral	$ 4,656,151	$ 444,545	$ —	$ 5,100,696
Total assets	$ 4,656,151	$ 444,545	$ —	$ 5,100,696
Liabilities				
Obligation to return securities received as collateral	$ 4,656,151	$ 444,545	$ —	$ 5,100,696
Total liabilities	$ 4,656,151	$ 444,545	$ —	$ 5,100,696

Short-Term Financial Instruments

Certain financial instruments are not carried at fair value or only a portion of the ending balance is carried at fair value on the Balance Sheet.

The carrying value of short-term financial instruments, including cash, cash segregated for regulatory purposes, interest and other receivables and payables, and securities financing transactions, approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Under the fair value hierarchy, cash and cash segregated for regulatory purposes are classified as Level 1. Interest and other receivable and payable are classified as Level 2. Securities financing transactions are classified as Level 2 because they are generally short-dated and/or variable-rate instruments collateralized by U.S. government or agency securities.

6. Securities Financing Transactions

The Company enters into securities borrowed and securities loaned transactions (also referred to as "matched-book transactions") to accommodate customers' prime brokerage transactions.

Offsetting of Securities Financing Transactions

Substantially all of the Company's securities financing activities are transacted under legally enforceable master netting agreements or legally enforceable master securities netting agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets securities financing transactions with the same counterparty on the Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date. The table below presents securities financing transactions included on the Company's Balance Sheet at December 31, 2025. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements.

Securities Financing Transactions

(Dollars in thousands)	Gross Assets[1]	Amounts Offset	Net Balance Sheet Amount	Financial Instruments[2]	Net Assets
Receivables under securities borrowed transactions	$ 219,091,070	$(186,441,710)	$ 32,649,360	$ (32,460,578)	$ 188,782
Total	$ 219,091,070	$(186,441,710)	$ 32,649,360	$ (32,460,578)	$ 188,782

	Gross Liabilities[1]	Amounts Offset	Net Balance Sheet Amount	Financial Instruments[2]	Net Liabilities
Payables under securities loaned transactions	$ 219,091,070	$(186,441,710)	$ 32,649,360	$ (32,460,578)	$ 188,782
Obligation to return securities received as collateral[3]	5,100,696	—	5,100,696	(5,100,696)	—
Total	$ 224,191,766	$(186,441,710)	$ 37,750,056	$ (37,561,274)	$ 188,782

[1] Includes activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries.

[2] Includes securities collateral received or pledged under securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Balance Sheet, but are shown as a reduction to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is uncertain is excluded from the table.

[3] Balance is reported on the Balance Sheet and relates to transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. In these transactions, the Company recognizes an asset at fair value, representing the securities received, and a liability, representing the obligation to return those securities.

Securities Loaned Transactions Accounted for as Secured Borrowings

The following tables present payables under securities loaned by remaining contractual term to maturity and class of collateral pledged at December 31, 2025. Included in the table is Obligation to return securities received as collateral in which the Company acts as a lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. Certain

agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Company or the counterparty. Such agreements are included in the table below based on the remaining contractual term to maturity.

Remaining Contractual Maturity

(Dollars in thousands)	Overnight and continuous	30 Days or less	After 30 through 90 Days	After 90 days	Total
Payables under securities loaned	$ 219,091,070	$ —	$ —	$ —	$ 219,091,070
Obligation to return securities received as collateral	5,100,696	—	—	—	5,100,696
Total	$ 224,191,766	$ —	$ —	$ —	$ 224,191,766

Class of Collateral Pledged

(Dollars in thousands)	Securities Loaned	Obligation to return securities received as collateral	Total
U.S. Treasury and government agencies	$ 758,038	$ —	$ 758,038
Corporate securities and other	137,174	1,302	138,476
Equities	218,195,858	5,099,394	223,295,252
Total	$ 219,091,070	$ 5,100,696	$ 224,191,766

The Company receives collateral in the form of cash or other securities. To determine whether the market value of the underlying collateral remains sufficient, collateral is generally valued daily, and the Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate. Securities loaned transactions are generally either overnight, continuous (i.e., no stated term) or short-term. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

Collateral
The Company accepts securities as collateral that it is permitted by contract or practice to sell or repledge. At December 31, 2025, the fair value of this collateral was $222.2 billion, of which $127.2 billion was received from affiliated companies. The fair value of collateral that had been sold or repledged was $222.2 billion, of which $116.5 billion was sold or repledged to affiliated companies.

7. Contingencies

Litigation and Regulatory Matters
In the ordinary course of business, the Company is occasionally a defendant in or a party to pending and threatened legal, regulatory, and governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict the eventual outcome of the pending matters or timing of the ultimate resolution of these matters.

As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates whether such matter presents a loss contingency that is probable and estimable, and, whether a loss in excess of any accrued liability is reasonably possible in future periods. Once the loss contingency is deemed to be both probable and estimable, the Company will establish an accrued liability. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

8. Income Taxes

The Company did not have any unrecognized tax benefits at December 31, 2025.

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service (IRS) and other tax authorities in countries and states in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of examinations by major jurisdiction for the Company at December 31, 2025.

Tax Examination Status

Jurisdiction	Years under examination [1]	Status
United States	2021 - 2023	Field examination
California	2021	Field examination
New York	2021 - 2024	Field examination
New York City	2021 - 2024	To begin in 2026

[1] All tax years subsequent to the above years remain open to examination.

As of December 31, 2025, the Company had no deferred tax assets or liabilities. The Company also had no U.S. state NOLs or U.S. state capital losses as of that date.

At December 31, 2025, the Company had current income tax due to affiliates of $52 thousand as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America under the intercompany tax allocation agreements with Bank of America.

9. Segment Information

The Company's operations constitute a single operating segment, and therefore a single reportable segment, because the Company facilitates prime brokerage activities and the Chief Operating Decision Maker (CODM) manages the business activities using the information of the Company as a whole. The Company has identified its Chief Executive Officer as the CODM. The accounting policies used to assess performance of the segment are the same as those described in *Note 2 - Summary of Significant Accounting Policies.*

10. Subsequent Events

The Company evaluates whether events, occurring after the balance sheet date but before the date the Balance Sheet is available to be issued, require recognition as of the balance sheet date or disclosure in the Balance Sheet. The Company has evaluated subsequent events through February 26, 2026, the issuance date of the Balance Sheet.

In February 2026, the maturity of the Company's existing revolving senior unsecured line of credit with NB Holdings was extended to February 1, 2027.

There have been no other material subsequent events that occurred during this period that would require disclosure or recognition in the Balance Sheet as of December 31, 2025.

11. Regulatory Requirements

SEC Uniform Net Capital Rule
As a registered broker-dealer, the Company is subject to the net capital requirements of the Securities Exchange Act of 1934 Rule 15c3-1 ("SEA Rule 15c3-1"). The Company has elected to compute the minimum capital requirement in accordance with the "Alternative Standard" as permitted by SEA Rule 15c3-1.

At December 31, 2025, the Company's regulatory net capital as defined by SEA Rule 15c3-1 was $246.4 million and exceeded the minimum requirement of $250.0 thousand by $246.2 million.

SEC Customer Protection Rule
The Company is also subject to the customer protection requirements of SEA Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2025, the Company had $5.0 million of cash segregated in the special reserve bank account.

In accordance with SEA Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of broker-dealers (PAB). As of December 31, 2025, the Company had $5.0 million of cash segregated in the special reserve bank account.

As of December 31, 2025, no adjustments were required to reconcile the amounts reported in the SEC Form X-17A-5, Part II (FOCUS Report) to those presented in the Company's Balance Sheet.

(Dollars in thousands)	FOCUS Report		Adjustments		Balance Sheet	
Total assets	$	**38,078,964**	$	—	$	**38,078,964**
Total liabilities	$	37,825,979	$	—	$	37,825,979
Stockholder's equity		252,985		—		252,985
Total liabilities & stockholder's equity	$	**38,078,964**	$	—	$	**38,078,964**